To the Board of Directors of

Exquisite Acquisition, Inc.

We consent to the inclusion in the foregoing Registration Statement of Acquisition, Inc. on Form S-1/A Registration No. 333-201697, of our report dated March 28, 2016, relating to our audit of the balance sheet as of November 30, 2014 and 2015, and statement of operations, stockholders' deficit and cash flows for the period from September 29, 2014 (Inception) through November 30, 2014 and for the year ended November 30, 2015. Our report dated March 28, 2016, related to these financial statements, included an emphasis paragraph regarding an uncertainty as to the Company's ability to continue as a going concern.

/s/ Anton & Chia, LLP

Newport Beach

March 28, 2016